SECUI 03014523 MMISSION

FEB 2 8 2003 RECEIVED SEC MAIL PROCESSING SECTION WASH. D.C. 181

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ELLIOTT-LEDGERWOOD & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 MAIN STREET
(No. and Street)

KLAMATH FALLS (City) OREGON (State) 97601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD S. LEDGERWOOD 541-882-5488 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name – *if individual, state last, first, middle name*)

222 SW COLUMBIA STREET, SUITE 400 (Address) PORTLAND (City) OREGON (State) 97201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD S. LEDGERWOOD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ELLIOTT-LEDGERWOOD & COMPANY, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

OFFICIAL SEAL
MARY L. HASTINGS
NOTARY PUBLIC-OREGON
COMMISSION NO. 335709
MY COMMISSION EXPIRES JUN. 18, 2004

Richard S. Ledgerwood
Signature

President
Title

Mary L Hastings
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELLIOTT-LEDGERWOOD & COMPANY

INDEPENDENT AUDITOR'S REPORT
AND
FINANCIAL STATEMENTS
(with supplemental information)

DECEMBER 31, 2002 AND 2001

CONTENTS

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Elliott-Ledgerwood & Company

We have audited the accompanying statements of financial condition of Elliott-Ledgerwood & Company (the Company), as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2001, were audited by other auditors whose report dated January 18, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The 2002 computation of net capital under Rule 15c3-1 information contained on pages 12 and 13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. The 2001 computation of net capital under Rule 15c3-1 information contained on pages 12 and 13 was subjected to the auditing procedures applied in the 2001 audit of the basic financial statements by other auditors, whose report on such information stated that it was fairly stated in all material respects in relation to the 2001 basic financial statements taken as a whole.

Moss Adams LLP

Portland, Oregon
January 23, 2003

ASSETS

	December 31, 2002	December 31, 2001
ASSETS		
Cash and cash equivalents	$ 237,011	$ 16,523
Cash surrender value of life insurance	41,284	100,367
Deposit – clearing organization, restricted	5,000	5,000
Commissions receivable:		
Clearing brokers	43,430	75,785
Insurance premiums	2,365	4,034
Other	21,966	-
Tax refund receivable from Parent	70,000	-
Deferred tax asset	1,400	1,400
NASD stock	3,300	3,300
Equipment, net of accumulated depreciation	2,747	3,276
TOTAL ASSETS	$ 428,503	$ 209,685

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
LIABILITIES		
Accounts payable	$ 4,214	$ 10,907
Accrued payroll	235,863	46,681
Total liabilities	240,077	57,588
COMMITMENTS (Note 6)		
STOCKHOLDER'S EQUITY		
Common stock – voting, no par value, 6,000 shares authorized; 5,000 shares issued and outstanding	25,000	25,000
Retained earnings	163,426	127,097
Total stockholder's equity	188,426	152,097
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 428,503	$ 209,685

See accompanying notes.

ELLIOTT-LEDGERWOOD & COMPANY
STATEMENTS OF INCOME

	Years Ended December 31, 2002	2001
INCOME		
Securities commissions	$ 473,759	$ 471,950
Mutual fund commissions	327,188	385,273
Trust department income	129,626	-
Investment advisory fees	71,217	66,565
Interest	4,074	333
Insurance commissions	294	1,048
Other income	28,642	25,284
Total income	1,034,800	950,453
EXPENSES		
Employee compensation	890,063	758,741
Communications, dues, quotes, and subscriptions	58,759	60,718
Occupancy and equipment costs	54,835	57,712
Advertising costs	4,304	4,004
Regulatory fees and expenses	8,760	8,638
Other operating expenses	51,750	51,479
Total expenses	1,068,471	941,292
INCOME (LOSS) BEFORE INCOME TAX BENEFIT	(33,671)	9,161
INCOME TAX BENEFIT	70,000	1,400
NET INCOME	$ 36,329	$ 10,561

See accompanying notes.

ELLIOTT-LEDGERWOOD & COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Retained Earnings	Total Stockholder's Equity
BALANCE, December 31, 2000	$ 25,000	$ 116,536	$ 141,536
Net income	-	10,561	10,561
BALANCE, December 31, 2001	25,000	127,097	152,097
Net income	-	36,329	36,329
BALANCE, December 31, 2002	$ 25,000	$ 163,426	$ 188,426

See accompanying notes.

ELLIOTT-LEDGERWOOD & COMPANY
STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 36,329	$ 10,561
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation expense	892	819
Changes in:		
Cash surrender value of life insurance	59,082	(6,288)
Receivable – from clearing brokers	32,355	(15,237)
Receivable – insurance premiums	1,669	2,462
Receivable – other	(21,966)	-
Tax refund receivable from Parent	(70,000)	(1,400)
Accounts payable	(6,693)	257
Accrued payroll	189,182	4,517
Taxes payable	-	10
Net cash from operating activities	220,850	(4,299)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(362)	(4,095)
Net cash from investing activities	(362)	(4,095)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	220,488	(8,394)
CASH AND CASH EQUIVALENTS, beginning of year	16,523	24,917
CASH AND CASH EQUIVALENTS, end of year	$ 237,011	$ 16,523

See accompanying notes.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Elliott-Ledgerwood & Company (the Company) is a securities brokerage firm that was incorporated under the laws of the State of Oregon on November 22, 1983. The Company provides brokerage services to southern Oregon and northern California. The Company is a wholly-owned subsidiary of South Valley Bancorp, Inc. (Parent). On January 1, 2001, the Company's sole stockholder exchanged all of his stock for shares of the Parent. The acquisition of the stock by the Parent (a C Corporation), resulted in the automatic termination of S Corporation status of the Company. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities and Exchange Dealers (NASD).

Basis of presentation – The Company is engaged in a single line of business as a securities dealer, which comprises several classes of services including securities transactions and investment advisory services. Securities transactions (and related revenue and expense) are recorded on the settlement-date basis. Use of the settlement-date basis rather than the trade-date basis does not have a material effect on these financial statements. All other transactions are recorded on the accrual basis.

Use of estimates – The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Cash and cash equivalents – For purposes of the statements of cash flows, the Company considers cash equivalents to be short-term investments with a maturity of three months or less.

Restricted clearing deposits – The Company is required by its clearinghouse to maintain a fixed amount in a clearing account. The Company has granted the clearinghouse a security interest in this account. The clearinghouse may access the account for any fees the Company owes to the clearinghouse but has not paid. Interest earned on the account is paid monthly to the Company.

Commissions receivable – Commissions receivable are recorded net of related expenses.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Allowance for doubtful accounts – The majority of transactions in client accounts are based on trades using funds already in the accounts or under terms of margin agreements and are considered fully collectible. Rarely, the clearinghouse will charge the Company for certain fees that could not be collected from the Company's clients. It is the Company's policy to pass these charges on to the appropriate broker. Accordingly, no allowance for doubtful accounts is considered necessary.

NASD stock – The Company, as a member of the NASD, was eligible to obtain a stock subscription for 300 shares of common stock prior to it being offered to the public in an initial public offering. Because a ready market does not yet exist for this stock, and it has no quoted market value, the Company's investment is carried at cost.

Equipment and depreciation – Prior to January 2001, the Company leased a building and all equipment from a related party. Beginning January 1, 2001, the Company continued leasing the building and equipment from a related party but the new acquisitions are recorded directly by the Company. Property acquired in 2001 consisted entirely of equipment and is stated at cost. Depreciation is provided for principally on straight-line methods over the estimated useful life of five years. Depreciation expense for 2002 and 2001 was $892 and 819, respectively. Maintenance and repair costs are charged to operations when incurred.

Compensated absences – The Company has an unwritten policy for vacation time covering all full-time support staff. Time accumulates on the anniversary date of each employee and must be used by his/her next anniversary date. No time accumulates past the next anniversary date. Support staff is paid for any unused time upon termination. Compensated absences are accrued at the rate of one week for each year of service, two weeks after two years, three weeks after five years, and four weeks after eight years. Management has elected not to accrue unpaid compensated absences since the amounts are insignificant. It is the Company's policy to recognize these costs when they are actually paid. There is no provision for sick time.

Commissions – Commissions and related clearing expenses are recorded on a settlement-date basis after securities transactions have occurred.

Investment advisory income – Investment advisory fees are recorded monthly.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Income taxes – Deferred income tax assets and liabilities are determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Off-balance-sheet risk – The Company occasionally carries balances on deposit at South Valley Bank & Trust, a related party, which are in excess of the amount insured by the FDIC.

Advertising – Advertising costs are charged to operations when incurred. Advertising expenses were $4,304 and $4,004 for 2002 and 2001, respectively.

Reclassifications – Certain amounts in the December 31, 2001, financial statements have been reclassified to conform to the current year presentation.

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital; requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $108,614, which was $58,614 in excess of its required net capital of $50,000. The Company's net capital ratio was 2.21 to 1 at December 31, 2002. At December 31, 2001, the Company had net capital of $152,097, which was $102,097 in excess of its required net capital of $50,000. The Company's net capital ratio was .38 to 1 at December 31, 2001.

NOTE 3 – RESERVE REQUIREMENT

During the years ended December 31, 2002 and 2001, the Company was in compliance with the exemptive provisions of subparagraph (k)(2)(b) of the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3).

NOTE 4 – EQUIPMENT

Equipment consists of the following:

	2002	2001
Equipment	$ 4,458	$ 4,095
Accumulated depreciation	(1,711)	(819)
Equipment, net of accumulated depreciation	$ 2,747	$ 3,276

NOTE 5 – CASH SURRENDER VALUE OF LIFE INSURANCE

The Company maintains life insurance policies on certain officers and employees. The Company receives a cash surrender value if the policies are terminated, and upon the death of the insured receives all death benefits. During 2002, the Company received benefit proceeds of $200,000 upon the death of one executive. This amount has been recorded as a reduction to employee compensation expense for the year ended December 31, 2002. The face amount of the policies was $400,000 and $200,000 as of December 31, 2002 and 2001, respectively. Insurance premiums were $3,666 and $9,138 during 2002 and 2001, respectively.

NOTE 6 – COMMITMENTS

The Company leases office space and equipment from a partnership which is partially owned by the President of the Company. Rent of the facility is $3,800 per month over the lease term through July 2004, with one renewal option of five years.

At December 31, 2002, the future minimum rental payments are anticipated to be as follows:

2003	$ 45,600
2004	26,600
	$ 72,200

Lease expense under these operating leases totaled $45,600 for the years ended December 31, 2002 and 2001.

NOTE 6 – COMMITMENTS – (continued)

The Company also leases quote machines on a month-to-month lease. The lease costs are based on the number of users and include connections charges, communication link charges, and other related charges. The lease expense for these machines was $42,445 and $44,322 in 2002 and 2001, respectively.

NOTE 7 – RELATED-PARTY TRANSACTIONS

In the normal course of business the Company provides services to related parties. These related parties included various members of the Board of Directors and key employees of South Valley Bank & Trust. The commission revenue earned by the Company from related parties for the years ended December 31, 2002 and 2001, was $18,817 and $76,400, respectively, and the commission receivable amount due as of December 31, 2002 and 2001, was $513 and $14,308, respectively.

NOTE 8 – SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for income taxes was $10 for the years ended December 31, 2002 and 2001.

NOTE 9 – INCOME TAX BENEFIT

Income tax benefit consists of:

	2002	2001
Current benefit:		
Federal	$ 53,570	$ -
State	16,430	-
	70,000	-

NOTE 9 – INCOME TAX BENEFIT – (continued)

Deferred benefit:		
Federal	$ -	$ 1,400
State	-	-
	-	1,400
Income tax benefit	$ 70,000	$ 1,400

The Company's deferred tax asset of $1,400 relates to timing differences between book and tax purposes for the deduction of certain compensation expense. Management believes the deferred tax asset will be realized in the normal course of operations and, accordingly, management has not reduced the deferred tax asset by a valuation allowance.

A reconciliation between the statutory federal income tax rate and the Company's effective tax rate is as follows:

	2002	2001
Federal income tax (expense) benefit at statutory rate	$ 11,450	$ (3,115)
State income tax benefit, net of federal tax expense	7,600	(403)
Increase in cash surender value of life insurance, net of premiums	50,950	-
Other	-	4,918
	$ 70,000	$ 1,400

SUPPLEMENTAL INFORMATION

ELLIOTT-LEDGERWOOD & COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION

	December 31, 2002	December 31, 2001
COMPUTATION OF NET CAPITAL		
Total stockholder's equity from statements of financial condition	$ 188,426	$ 152,097
Deduct nonallowable assets:		
Accounts receivable, insurance premiums	(2,365)	-
Tax refund receivable from Parent	(70,000)	-
Deferred tax asset	(1,400)	-
NASD stock	(3,300)	-
Equipment, net of accumulated depreciation	(2,747)	-
Net capital	$ 108,614	$ 152,097
AGGREGATE INDEBTEDNESS		
Total items included in statements of financial condition	$ 240,077	$ 57,588
Total aggregate indebtedness	$ 240,077	$ 57,588
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement:		
$240,077 x 6.67%	$ 16,013	$ 3,841
$57,588 x 6.67%		
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 50,000	$ 50,000
NET CAPITAL REQUIREMENT	$ 50,000	$ 50,000
EXCESS NET CAPITAL AT 1500%	$ 58,614	$ 102,097
EXCESS NET CAPITAL AT 1000%	$ 84,606	$ 146,338
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.21 to 1	0.38 to 1

ELLIOTT-LEDGERWOOD & COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION

	December 31, 2002	December 31, 2001
RECONCILIATION WITH THE COMPANY'S CALCULATION		
Net capital as reported in the Company's Part II (unaudited) Focus Report	$ 110,029	$ 144,111
Adjustments:		
Cash surrender value of life insurance	1,616	-
Receivable – other	12,587	-
Tax refund receivable from Parent	70,000	-
NASD stock	-	3,300
Equipment, net of accumulated depreciation	(892)	3,276
Accounts payable	-	1,410
Accrued payroll	(4,914)	-
Total audit adjustments	78,397	7,986
Net capital	$ 188,426	$ 152,097

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Board of Directors
Elliott-Ledgerwood & Company

In planning and performing our audit of the financial statements and supplemental schedule of Elliott-Ledgerwood & Company (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets, for which the Company has responsibility, are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MOSS-ADAMS LLP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 –
(continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Portland, Oregon
January 23, 2003